                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the quarter ended March 31, 2002

                            PREEM HOLDINGS AB (PUBL)
                 (Translation of registrant's name into English)

                                Sandhamnsgatan 51
                                     S-11590
                                STOCKHOLM, SWEDEN
                    (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                               -----                     -----


Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                     Yes                       No   X
                         -----                    -----



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Preem Holdings AB (publ)


Date:     May 30, 2002                    By:      /s/ Per Hojgard
         ------------------                        ----------------------------
                                          Name:    Per Hojgard
                                          Title:   Chief Financial Officer

                                Table of Contents

                                                                                                    PAGE

                                                                                                   ------
Cautionary Statement concerning Forward-looking Statements.......................................    iii
Presentation of certain information..............................................................    iii

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

Interim Consolidated income statements for
   the three months ended March 31, 2001 and March 31, 2002......................................    1

Interim Consolidated balance sheets as of December 31, 2001 and March 31, 2002...................    2-3

Interim Consolidated statements of cash flow for the three month periods ended March 31, 2001
and March 31, 2002...............................................................................    4

Notes to interim consolidated financial statements...............................................    5-7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS............................................................................    8-14

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o volatility in refining margins and in market prices for crude oil and refined products;
o        unplanned shut-downs due to technical problems at the refineries;
o        the Company's future capital needs;
o the Company's ability to hedge against currency, commodity and interest rate risks;
o the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;
o the Company's liability for violations, known and unknown, under environmental laws;
o the Company's ability to re-mediate contaminated sites within budgeted amounts;
o possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;
o        agreements or disagreements among members of OPEC; and
o limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

         All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       PRESENTATION OF CERTAIN INFORMATION

         Solely for the convenience of the reader, the interim financial statements for all periods have been translated into U.S. Dollars ($) using the March 31, 2002 rate of $1.00 = SEK10.34. On May 24, 2002, the exchange rate for the Krona against the U.S. Dollar was $1.00=SEK9.91, based on data provided by the Swedish Central Bank.

         We present our financial statements in Kronor. Unless otherwise indicated, all references in this prospectus to "SEK," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "E" or "Euro" are to the single currency adopted by the member states of the European Union participating in the European Union's Economic and Monetary Union.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                 ----------------------------------
                                                                 MARCH 31, 2001    MARCH 31, 2002
                                                                 -------------- -------------------
                                                                    SEK            SEK           $
                                                                           (IN MILLIONS)
Revenues......................................................      11,598       10,330         999
Excise duties.................................................      (2,295)      (2,868)       (277)
                                                                  --------      -------      ------

SALES REVENUE.................................................       9,303        7,462         722
Cost of goods sold............................................      (8,744)      (7,141)       (691)
                                                                  --------      -------      ------

GROSS PROFIT..................................................         559          321          31
Selling expenses..............................................        (219)        (233)        (23)
Administrative expenses.......................................        (103)        (106)        (10)
Other operating income........................................          80           73           7
                                                                  --------      -------      ------

OPERATING INCOME..............................................         317           55           5
Interest income...............................................          14           13           1
Interest expense..............................................         (67)        (115)        (11)
Other financial net...........................................        (133)         166          16
                                                                  --------      -------      ------

INCOME BEFORE TAXES...........................................         131          119          11
Income taxes..................................................         (43)         (44)         (4)
Minority interests............................................          (1)          (3)          -
                                                                  --------      -------      ------
NET INCOME....................................................          87           72           7
                                                                  ========      =======      ======

               The accompanying notes form an integral part of these
                    Interim Consolidated Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                     AS OF             AS OF
                                                                  DECEMBER 31,        MARCH 31,
                                                                      2001              2002
                                                                 -------------- --------------------
                                                                      SEK          SEK          $
                                                                           (IN MILLIONS)
ASSETS

FIXED ASSETS
INTANGIBLE FIXED ASSETS
Goodwill......................................................       1,303         1,246         121
                                                                  --------      --------    --------
TOTAL INTANGIBLE ASSETS.......................................       1,303         1,246         121

TANGIBLE ASSETS
Land and building.............................................         905           895          87
Plant and machinery...........................................       3,280         3,197         309
Capitalized turnaround cost, net..............................          96            80           8
Equipment, tools fixtures and fittings........................         695           679          66
Construction in progress......................................         339           461          44
                                                                  --------      --------    --------
TOTAL TANGIBLE FIXED ASSETS...................................       5,315         5,312         514

FINANCIAL ASSETS
Participation in associated companies.........................         190           190          18
Receivables from associated companies.........................          38            87           8
Deferred tax receivables......................................           -             8           1
Other securities held as fixed assets.........................           2             2           -
Other long-term receivables...................................         135           131          13
                                                                  --------      --------    --------
TOTAL FINANCIAL ASSETS........................................         365           418          40

TOTAL FIXED ASSETS............................................       6,983         6,976         675

CURRENT ASSETS
Inventories...................................................       3,751         4,113         398
Accounts receivable...........................................       3,219         2,959         286
Receivables from associated companies.........................         133           148          14
Other receivables.............................................         267           330          32
Prepaid expenses and accrued income...........................         110           213          21
                                                                  --------      --------    --------

Cash and cash equivalent......................................         959           677          65

TOTAL CURRENT ASSETS..........................................       8,439         8,440         816
                                                                  --------      --------    --------
TOTAL ASSETS..................................................      15,422        15,416       1,491
                                                                  ========      ========    ========


               The accompanying notes form an integral part of these
                    Interim Consolidated Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                     AS OF             AS OF
                                                                  DECEMBER 31,        MARCH 31,
                                                                      2001              2002
                                                                 -------------- --------------------
                                                                      SEK          SEK          $
                                                                           (IN MILLIONS)
SHAREHOLDERS' EQUITY, PROVISIONS
AND LIABILITIES
SHAREHOLDERS' EQUITY
RESTRICTED EQUITY
Share capital................................................            1             1           -
Restricted reserves..........................................            -             -           -
                                                                  --------      --------    --------
NON-RESTRICTED EQUITY
Profit brought forward.......................................        3,344         3,120         302
Profit/(Loss) for the year...................................         (233)           72           7
                                                                  --------      --------    --------

TOTAL SHAREHOLDERS' EQUITY...................................        3,112         3,193         309

MINORITY INTERESTS...........................................          134           108          10

PROVISIONS
Pension provision............................................          187           189          18
Deferred tax liability.......................................          109           116          12
Other provisions.............................................           53            54           5
                                                                  --------      --------    --------
TOTAL PROVISIONS.............................................          349           359          35

LIABILITIES
LONG-TERM LIABILITIES
Shareholder loans............................................          242           242          23
Bond loan....................................................        2,874         2,756         267
Liabilities to credit institutions...........................        2,936         3,840         371
Bank overdraft facility......................................           12             5           1
                                                                  --------      --------    --------
TOTAL LONG-TERM LIABILITIES..................................        6,064         6,843         662
                                                                  --------      --------    --------

CURRENT LIABILITIES
Liabilities to credit institutions...........................          560           258          25
Advanced payment from customers..............................          150           157          15
Accounts payable.............................................        2,019         1,197         116
Liabilities to parent company................................          149           128          12
Liabilities to associated companies..........................            3            18           2
Income tax payable...........................................           18            51           5
Other liabilities............................................        2,091         1,883         182
Accrued expenses and prepaid income..........................          773         1,221         118
                                                                  --------      --------    --------
TOTAL CURRENT LIABILITIES....................................        5,763         4,913         475
                                                                  --------      --------    --------

TOTAL SHAREHOLDERS' EQUITY, PROVISION                             ========      ========    ========
AND LIABILITIES..............................................       15,422        15,416       1,491
                                                                  ========      ========    ========

                  The accompanying notes form an integral part of these
                      Interim Consolidated Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                  ------------------------------
                                                                   MARCH 31,       MARCH 31,
                                                                     2001            2002
                                                                  ----------- ------------------
                                                                    SEK          SEK         $
                                                                           (IN MILLIONS)
INCOME FROM OPERATION
Income after financial items..............................           131          119          11
Adjustments for non-cash items
Deprecation and amortization..............................           200          202          20
Unrealized exchange (profit)/losses.......................           142         (138)        (13)
Taxes paid................................................             -          (28)         (3)
                                                                  ------       ------      ------
CASH FLOW FROM OPERATING ACTIVITIES BEFORE CHANGES IN
WORKING CAPITAL...........................................           473          155          15

CASH FLOW IN WORKING CAPITAL
Decrease (Increase) in inventories........................           492         (371)        (36)
Decrease (Increase) in current receivables................          (114)          74           7
Increase (Decrease) in liabilities........................             4         (456)        (44)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES.............           382         (753)        (73)

INVESTMENT ACTIVITIES
Investment in intangible fixed assets.....................            (2)           -           -
Investment in tangible fixed assets.......................           (98)        (163)        (16)
Sale of tangible fixed assets.............................             3            1           -
Increase in financial fixed assets........................             -          (45)         (4)
                                                                  ------       -------     ------
CASH FLOW USED IN INVESTMENT ACTIVITIES...................           (97)        (207)        (20)

FINANCING OPERATION
New loans from credit institutions........................           199          736          71
Payment of loans from credit institutions.................          (128)        (207)        (20)
Payment of loans from parent company......................            --            -           -
Group contributions paid..................................          (900)           -           -
                                                                  ------       ------      ------
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES.............          (829)         529          51

CASH FLOW OF THE PERIOD...................................           (71)        (276)        (27)
Liquid funds at the beginning of the period...............           370          959          93
Exchange-rate difference..................................             -           (6)         (1)

Cash and cash equivalents at the end of the period........           299          677          65

SUPPLEMENTARY DISCLOSURES
Cash flow interest and dividend received
Interest received.........................................            15           12           1
Interest paid.............................................           (76)        (212)        (21)

Items included in liquid funds
Cash and bank balance.....................................           299          451          44
Short-term investment.....................................             -          226          21

TOTAL LIQUID FUNDS........................................           299          677          65


                 The accompanying notes form an integral part of these
                      Interim Consolidated Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     THREE MONTH PERIOD ENDED MARCH 31, 2002

NOTE 1.  BASIS OF PRESENTATION

         Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to accurately reflect its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Ali Al-Amoudi.

         Preem Holdings AB applies the Swedish Annual Account act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

         The accompanying Consolidated Financial Statements present the financial position, result of operations and cash flows of Preem Holdings AB and its consolidated. In the accompanying Consolidated Financial Statements the results of operations and cash flows of Preem Holdings AB for the three months ended March 31, 2001 includes the results of operations and cash flows of Preem Petroleum AB.

         Preem Holdings AB's principal assets as of March 31, 2002 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of March 31, 2002 consists of E305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued E250 million on April 10, 2001 and E55 million on July 20, 2001.
The accompanying consolidated financial statements present the financial position and results of operations and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP (see note 25 in the Company's Form 20 F as of December 31, 2001).

         The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

         There has been no material change in the Company's contingent liabilities (for further information see note 22 in the Company's Form 20 F as of December 31, 2001).

NOTE 2.  SALES REVENUE

                                                                                  THREE MONTHS ENDED
                                                                            -------------------------------
                                                                                       MARCH 31,
                                                                            -------------------------------
                                                                                 2001            2002
                                                                            -------------- ----------------
                                                                            (IN MILLIONS)
Supply and Refining.....................................................         8,207            6,258
Swedish Market..........................................................         2,668            2,395
International...........................................................           396              450
Group eliminations......................................................        (1,968)          (1,641)
                                                                               -------           ------
TOTAL...................................................................         9,303            7,462
                                                                               =======           ======

NOTE 3. OPERATING INCOME

                                                                                  THREE MONTHS ENDED
                                                                            -------------------------------
                                                                                       MARCH 31,
                                                                            -------------------------------
                                                                                 2001            2002
                                                                            -------------- ----------------
                                                                             (IN MILLION)
Supply and Refining.....................................................            197             188
Swedish Market..........................................................             42              32
International...........................................................            (15)              0
Other Non-allocated Income (expense), net...............................             93            (125)
                                                                             ----------       ---------
TOTAL...................................................................            317              95
                                                                             ==========       =========

NOTE 4.  INVENTORIES

         The valuation of the inventories has been carried out at the lower of the acquisition value and the actual value, where the actual value for finished goods represents the net sales value, and for crude oil represents the replacements cost at year end. An individual valuation shows a surplus value in finished products of SEK375 million and a loss in value for crude oil of SEK222 million as of March 31, 2002. The lending portion of inventory volume is included in the inventory value in an amount of SEK10 million. Borrowed inventory volumes corresponds to an inventory value of SEK72 million, which is not included in the inventory value.

                                                                                  AS OF           AS OF
                                                                               DECEMBER 31,     MARCH 31,
                                                                              --------------  --------------
                                                                                   2001            2002
                                                                              --------------  --------------
                                                                                       (IN MILLION)
Raw materials and supplies...............................................           2,037           2,312
Finished products........................................................           1,714           1,801
                                                                              --------------  --------------
TOTAL....................................................................           3,751           4,113
                                                                              ==============  ==============


NOTE 5.  SHAREHOLDERS' EQUITY

         The changes in shareholders' equity in Preem Holdings AB and subsidiaries for the period December 31, 2001 to March 31, 2002 are as follows:

                                                                                                    TOTAL
                                                         SHARE       RESTRICTED   UNRESTRICTED   SHAREHOLDER'S
                                                        CAPITAL       RESERVES      RESERVES         EQUITY
                                                       ---------     ----------   ------------   -------------
                                                                       (SEK in million)
Balance at December 31,2001.......................             1            --          3,111          3,112
Translation differences...........................            --            --              9              9
Net income........................................            --            --             72             72
Balance at March 31, 2002.........................             1            --          3,192          3,193

NOTE 6.  LONG-TERM LIABILITIES TO CREDIT INSTITUTIONS

AMORTIZATION PLAN

                                                2002       2003       2004      2005      2006      2007+
                                              ---------  ---------  ---------  --------  --------  --------
                                                                    (SEK, IN MILLION)
Bond loan.................................            -          -          -         -         -     2,756
Loans.....................................           53        113        790       277       650       828
Capital lease obligation..................           10         14         24        30        33     1,018
                                              ---------  ---------  ---------  --------  --------  --------
TOTAL.....................................           63        127        814       307       683     4,602
                                              =========  =========  =========  ========  ========  ========

         The Company has, as of March 31, 2002, debt of SEK45 million secured by real estate mortgages and debt of SEK517 million that is guaranteed by a financial institution.

NOTE 7.  INTERIM SEGMENT INFORMATION

Financial information by segment is as follows:

                                                         THREE MONTHS ENDING
                                                      --------------------------
                                                               MARCH 31,
                                                      --------------------------
                                                          2001          2002
                                                      -------------  -----------
SALES REVENUE:
Supply and refining...............................          8,207         6,258
Swedish market....................................          2,668         2,395
International.....................................            395           450
SEGMENT SALES REVENUE.............................         11,270         9,103
Intersegment sales revenue........................         (1,967)       (1,641)
                                                      -------------  -----------
Sales revenues....................................          9,303         7,462

SEGMENT OPERATING PROFIT:
Supply and refining...............................            197           188
Swedish market....................................             42            32
International.....................................            (15)            0
Segment operating profit..........................            224           220
Other non-allocated income net(1).................             93         (165)
Income from operations............................            317            55
Non-allocated items(2)............................           (186)           64
                                                      -------------  -----------
Income before income taxes........................            131           119

(1) Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.
(2) Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  HIGHLIGHTS OF THE FIRST THREE MONTHS OF 2002

SUPPLY AND REFINING DIVISION

         Oil prices have continued to be volatile during the first quarter of 2002. The crude oil prices have varied from $18 per barrel in January to $26 per barrel at the end of March 2002. The rise in crude oil prices during the first quarter 2002 reflects primarily the tense political and economic situation in the world. The prices of refined products have also increased, but not at the same pace as the price of crude oil. As a result of this market situation, the refining margins were low in the first quarter of 2002.

         The Supply & Refining Division operates the majority-owned Scanraff refinery and the wholly owned Preemraff refinery. Preem owns 78.5% of the Scanraff refinery with the exception of the catalytic cracker, of which it owns 50%. The remainder of the catalytic cracker is owned by Preem's joint venture partner, Hydro R&M Holding AS, an affiliate of Norsk Hydro AS. On April 17, 2002, Preem Petroleum AB and Norsk Hydro A/S signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership of shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. These refineries refined for Preem approximately 24.0 million barrels of oil in the first quarter of 2002 compared to approximately equally 24.0 million barrels of oil in the first quarter of 2001.

         The following tables show the calculation of margins for the Scanraff (Preem's share) and Preemraff refineries.

                                                          THREE MONTHS ENDED
                                                    ------------------------------
                                                             MARCH 31,
                                                    ------------------------------
                                                         2001            2002
                                                    -------------   --------------
SCANRAFF
Gross refining margin..........................           $2.19          $1.06
Variable refining costs........................           (0.19)         (0.22)
                                                    -------------   --------------
Refining margin................................            2.00           0.84
Fixed operating costs..........................           (0.55)         (0.48)
                                                    -------------   --------------
Net cash margin................................            1.45           0.36
Depreciation...................................           (0.32)         (0.30)
                                                    -------------   --------------
Net refining margin............................           $1.13          $0.06
                                                    -------------   --------------
Total production (000 barrels).................          13,820         14,216

PREEMRAFF
Gross refining margin..........................           $1.15          $0.25
Variable refining costs........................           (0.18)         (0.06)
Natural gas, refining fuel.....................               -          (0.12)
                                                    -------------   --------------
Refining margin................................            0.97           0.07
Fixed operating costs..........................           (0.35)         (0.37)
                                                    -------------   --------------
Net cash margin................................            0.62          (0.30)
Depreciation...................................           (0.45)         (0.50)
                                                    -------------   --------------
Net refining margin............................           $0.17        $ (0.80)
                                                    -------------   --------------
Total production (000 barrels).................          10,541          9,572

         The decrease in refining margins, reflected in the above table, was to a large extent offset by a increase in market prices for crude oil and refined products, resulting in a substantial higher price gain on inventories in the first quarter of 2002 compared to the first quarter of 2001.

         The Supply & Refining Division generated EBITDA of SEK311 million in the first quarter of 2002 compared to SEK316 million in the first quarter of 2001.

SWEDISH MARKET DIVISION

         The Business to Business segment is continues to strengthen its position in the Swedish. However, despite strong market positions, volumes are down in March due to unseasonably warm weather and resulting in low sales of heating oil.

         For the Home Heating segment, the warmer than average temperature this year has had a negative impact on sales volumes. We have conducted Telemarketing and customer surveys for the purpose of reversing our low sales and supporting our internal quality projects. Within Heating services a Bench learning project has been concluded and a number of activities are ongoing in order to improve the result of this business.

         For the Station and Consumer segment in the growing diesel market our Saifa concept is developing well, with activities focusing on pricing and opening additional stations. In the gasoline market the restructuring of Preems network is continuing according to plan with five openings and three closures during the first quarter of 2002.

         The Swedish Market Division generated an EBITDA of SEK70 million in the first quarter of 2002 compared to SEK80 million in the first quarter of 2001.

INTERNATIONAL MARKET DIVISION

         The International Market Division has now been able to reduce the losses in Poland. The main reasons are higher margins and sales volumes. Costs are under control and are lower than the previous years. Nevertheless, we have been unable to fully implement our plans to expand our operations in Poland and have stopped investing in our Polish operations in 2002. We may decide to exit the Polish market entirely.

          The International Division generated a positive EBITDA of SEK7 million in the first quarter of 2002 compared to a negative EBITDA of SEK9 million in the first quarter of 2001.

CORPORATE COST CENTER

         We book losses or gains in foreign exchange in operating activities separately as "corporate costs" so that we can present a fair and accurate result of the operating activities of each of our divisions. The "corporate cost center" generated a negative EBITDA of SEK 131 million in the first quarter of 2002 compared to a positive EBITDA of SEK131 million in the first quarter 2001. The decrease resulted primarily from an increase in foreign exchange losses made on our inventory, which is priced in Dollars.

RESULTS OF OPERATIONS

         The following table shows the sales revenues and operating income for the three divisions discussed above:

                                                          THREE MONTHS ENDED
                                                    ------------------------------
                                                              MARCH 31,
                                                    ------------------------------
                                                         2001            2002
                                                    ---------------  -------------
SALES REVENUE:
Supply & Refining..............................           8,207          6,258
Swedish Market.................................           2,668          2,395
International Market...........................             395            450

TOTAL SALES REVENUE............................           9,303          7,462

OPERATING INCOME (LOSS):
Supply & Refining..............................             197            188
Swedish Market.................................              42             32
International Market...........................             (15)             0

Other non-allocated income (expense)...........              93           (165)

TOTAL OPERATING INCOME.........................             317             55


CONSOLIDATED STATEMENT OF OPERATIONS:

                                                          THREE MONTHS ENDED
                                                    ------------------------------
                                                               MARCH 31,
                                                    ------------------------------
                                                         2001            2002
                                                    ---------------  -------------
Revenues.......................................           11,598         10,330
Excise duties..................................           (2,295)        (2,868)
                                                    ---------------  -------------
SALES REVENUE..................................            9,303          7,462

Costs of goods sold............................           (8,744)        (7,141)
GROSS PROFIT...................................              559            321

Selling and administrative expenses............             (322)          (339)
Other operating income.........................               80             73
                                                    ---------------  -------------
OPERATING INCOME...............................              317             55
Other financial, net...........................             (186)            64
                                                    ---------------  -------------
Income before taxes............................              131            119
INCOME TAXES...................................              (43)           (44)
Minority interests.............................               (1)            (3)
                                                    ---------------  -------------
NET INCOME.....................................               87             72
                                                    ===============  =============

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

         REVENUES. Our revenues for the three months ended March 31, 2002 were SEK10,330 million, a decrease of SEK1,268 million, or approximately 11%, from SEK11,598 million for the three months ended March 31, 2001. This decrease is attributable to the decrease in market prices for crude oil and products and to lower sales volumes. The average crude oil prices dropped by approximately $5/bbl or 19% and sales volumes were 354 000m3 or 9% lower, compared to the same period last year. This decrease in revenues was, to some extent, offset by a stronger Dollar, which increased by approximately 7% against the Krona during this, and by an increase in excise duties resulting from increased taxation on petroleum products compared to the same period last year.

         SALES REVENUE. Sales revenue for the three months ended March 31, 2002 was SEK7,462 million, a decrease of SEK1,841 million, or approximately 20%, from SEK9,303 million for the three months ended March 31, 2001, primarily as a result of the factors discussed above.

         COST OF GOODS SOLD. Cost of goods sold for the three months ended March 31, 2002 was SEK7,141 million, a decrease of SEK1,603 million, or approximately 18%, from SEK8,744 million for the three months ended March 31, 2001.

         GROSS PROFIT. Gross profit for the three months ended March 31, 2002 was SEK321 million, a decrease of SEK238 million, or approximately 43%, from SEK559 million for the three months ended March 31, 2001. The decrease in gross profit during this period was, to a large extent, attributable to lower refining margins. Average refining margin for the three months ended March 31 2002 was $0.53/bbl, a decrease of $1,00/bbl from $1.53/bbl compared to the same period last year. The decrease in gross profit was offset by a positive impact on inventories due to higher increase in market prices compared to the same period last year.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the three months ended March 31, 2002 were SEK233 million, an increase of SEK14 million, or approximately 6%, from SEK219 million for the three months ended March 31, 2001. The increase in selling expenses is attributable to a reclassification of IT-related costs, from administrative expenses to selling expenses. Administrative expenses for the three months ended March 31, 2002 were SEK106 million, an increase of SEK3 million, or approximately 3%, from SEK103 million for the three months ended March 31, 2001. The increase is attributable to higher costs for technical and advisory services provided by Capital Trust SA, and other costs for business development. The increase is to large extent offset by the reclassification of IT-related costs discussed above.

         OTHER OPERATING INCOME. Other operating income for the three months ended March 31, 2002 was SEK73 million, a decrease of SEK7 million, or approximately 9%, from SEK80 million for the three months ended March 31, 2001. The decrease in other operating income for the three months ended March 31, 2002 is attributable to reduced sales of storage capacity in our Supply & Refining Division.

         OPERATING INCOME (LOSS). Operating loss for the three months ended March 31, 2002 was SEK262 million, a decrease of SEK55 million, from SEK317 million for the three months ended March 31, 2001. The operating income of our Supply and Refining Division was SEK188 million for the three months ended March 31, 2002, a decrease of SEK9 million from an operating income of SEK197 million for the three months ended March 31, 2001. This decrease in operating income was primarily attributable to lower refining margins as discussed under "Gross profit" above. The decrease in operating income was caused by a positive impact on inventories due to a increase in market prices compared to the same period last year. Our Swedish Market Division generated an operating income of SEK32 million for the three months ended March 31, 2002, a decrease of SEK10 million, from an operating income of SEK42 million for the three months ended March 31, 2001. The decrease in the Swedish Market Division's operating income is to a large extent attributable to lower sales volumes due to the warm weather, compared to the same period last year. The operating income of our International Division was SEK0 million for the three months ended March 31, 2002, an increase of SEK15 million, from an operating loss of SEK15 million for the three months ended March 31, 2001. The increased operating income was primarily attributable to our International Division's higher sales volumes and margins in the Polish market.

         FINANCIAL EXPENSE, NET. Financial income, net, for the three months ended March 31, 2002 was SEK64 million, an increase of SEK122 million from a financial expense, net, of SEK186 million for the three months ended March 31, 2001. The principal components of this increase were the net interest on the Preem Holdings note issuance of SEK71 million and the foreign exchange gains on notes of SEK106 million, a result of the weakening Euro against the Krona, and other foreign exchange gains on Dollar-denominated loans that were restated in Kronor due to the development of the Dollar exchange rate against the Krona during the first quarter 2002, compared to the third quarter 2001.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the three months ended March 31, 2002, EBITDA was SEK257 million, compared to SEK517 million for the three months ended March 31, 2001. We believe the cash flow from operating activities, bank borrowings and other available sources for funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

         For the year ended December 2001, we declared a group contribution of SEK330 million. Of this amount, we settled a receivable of SEK212 million. The remaining SEK118 million of this group contribution will be contributed to Preem Holdings AB in the form of shareholder's contribution during the second quarter in 2002. Generally, group contributions are paid in the year after declaration.

CASH FLOW

         Cash flow from operating activities before changes in working capital was SEK155 million for the three-month period ended March 31, 2002 a decrease of SEK318 million for the three-month period ended March 31, 2001. The decrease is primarily attributable to an increase in exchange gains. However, we believe that a more informative description of our underlying cash generation capability is to include changes in working capital, which are primarily driven by differences between product prices and volumes at period end.

         Cash flow from/used in operating activities was SEK(753) million for the three-month period ended March 31, 2002, a decrease of SEK1,135 million from SEK382 million for the three-month period ended March 31, 2001. The decrease is primarily attributable to increased inventory volumes and to a decrease in current liabilities.

         We collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them to the respective country's government, primarily Sweden and the UK. Excise duties were SEK2,868 million for the three month period ended March 31, 2002 compared to SEK2,295 million for the three month period ended March, 2001. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

          Cash flow used in investing activities was SEK207 million for the three month period ended March 31, 2002 compared to SEK97 million recorded for the three month period ended March 31, 2001. This increased use of cash flow in investing activities is the result of ordinary, variable investments related to maintenance of two refineries and day-to-day investments made during the period.

          Cash flow from/used in financing activities was SEK529 million for the three month period ended March 31, 2002 compared to a negative cash flow SEK(829) million for the three month ended March 31, 2001.

CREDIT ARRANGEMENTS

          As of March 31, 2002, we had total debt of SEK6,859 million and an additional SEK2,646 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK6,596 million as of March 31, 2002, the current portion of which was SEK63 million. We also had drawings under long-term bank overdraft facilities of SEK5 million and drawings under short-term debt of SEK258 million. These loans and facilities are provided by various international banks. Our long-term debt as of March 31, 2002 included SEK1,129 million incurred to finance the desulphurization plant at Preemraff that became operational in 1997. This plant was financed through a sale and leaseback financing that runs through the year 2023. As of March 31, 2002, our indebtedness bore interest at a weighted average rate per year of 7.0%.

SUBSEQUENT EVENTS

          On April 17, 2002, Preem Petroleum and Norsk Hydro AS signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unitised ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the ownership ratio of 75 % for Preem and 25 % for Norsk Hydro.

          As of May 7, 2002, Preem Petroleum AB has disposed of all its shares in Greenergy Fuels Ltd,. The shares have been purchased by Preem's former partner in Greenergy Fuels, Greenergy International Ltd., for a consideration of GBP1 million at a loss of less than SEK1 million.

          At its ordinary meeting on May 2002, Preem's board of directory approved an investment of SEK2,500 million that will give Scanraff the capacity to produce sulphur free petrol and diesel. The resolution pertains to Preem's 75 percent ownership in the refinery. A corresponding procedure of approval of the investment is in process with the other owner, Norsk Hydro. The investment is in particular very important for Scanraff's competitive position and capacity to increase the volume of vehicle fuel products, and to meet future environmental requirements on these. Primarily the objective is to reduce the sulphur content to below 10 parts per million, and to reduce the content of aromatic hydrocarbons. The investment will also enable the refinery to produce products in compliance with the European requirements that come into force 2005. A precondition for the investment is that Scanraff receives the necessary environmental permits. The issue is at present under consideration by the government. The production of sulphur free petrol and diesel implies a local increase of carbon dioxide emissions, but the global impact will be lower as the amount of emissions from the consumers will be lower.